SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES SECOND QUARTER 2005 RESULTS

(Rio de Janeiro – August 15, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS releases its consolidated results expressed in millions of reais today, according to generally accepted accounting principles in Brazil (Brazilian GAAP).

PETROBRAS reported a consolidated net income of R$ 4.930 million in 2Q-2005, 49% higher than the net income reported in 2Q-2004. Consolidated net operating income was R$ 32.359 million, with exports being responsible for R$ 5.765 million, 40% higher than in 2Q-2004. EBITDA in 2Q-2005 was R$ 11.809 million, a result 36% higher than the R$ 8.652 million registered in 2Q-2004. In 2Q-2005, the PETROBRAS System invested R$ 5.709 million, a 12% growth in relation to 2Q-2004.

  Net income in 2Q-2005 was R$ 4.930 million, due to the profitability obtained in the period, which corresponded to a gross margin of 45% (39% in 2Q-2004), as a result of the average realization prices in the internal market in the second quarter of 2004 of some oil products, mainly gasoline and diesel oil, and to the increases in exports, which was a reflection of higher oil prices in the international market and greater volumes sold.

  This increase was reduced, in part, by growth in the cost of products sold, where higher expenses with oil products imports and government take, technical services and salaries and benefits stood out.

  In the consolidated balance sheet, the 12% appreciation of the real against the dollar in 2Q-2005, resulted in a gain over net monetary liabilities linked to the dollar from the controlled companies headquartered in Brazil. The Controller’s exchange rate losses on net monetary assets from operations with controlled companies abroad are not eliminated in the consolidation process.

  In 2Q-2005, the consolidated gross and net revenues were R$ 42.646 million and R$ 32.359 million, respectively. Growth in consolidated gross and net revenues over 2Q-2004 was R$ 4.873 million (13%) and R$ 4.353 million (16%), respectively.

  Total production of oil, LNG and natural gas rose 15% over 2Q- 2004, reaching an average of 2,279 thousand barrels of oil equivalent per day, due in part to the start-up of FPSO-MLS (Marlim Sul) in June 2004, and of platforms P-43 (Barracuda) and P-48 (Caratinga), in December 2004 and February 2005, respectively. The production of oil and LNG in the country reached an average of 1,730 thousand barrels/day, with 84% coming from the Campos basin (1,446 thousand barrels/day). Production of oil products in the country in 2Q-2005 remained stable in relation to 2Q-2004, reaching an 83% nominal capacity utilization rate in the refineries.
  Net financial debt of the PETROBRAS System fell from R$ 39.883 million on March 31, 2005 to R$ 33.316 million on June 30, 2005, reflecting the appreciation of the real against the dollar in the quarter. In 2Q-2005, the net debt corresponded to 48% of the shareholders’ equity. The Net Debt/EBITDA ratio was 0.75.

  In 2Q-2005, the generation of operating cash (measured by EBITDA) was R$ 11.809 million, a 36% growth over 2Q-2004 (R$ 8.652 million).

  The Company’s market value on June 30, 2005 was R$ 126.543 million, a 40% increase over June 30, 2004, and was representative of 176% of the Holding Company’s shareholders’ equity (R$ 71.877 million).

  In 1H-2005, the PETROBRAS System invested R$ 10.990 million, with R$ 5.786 million of that going towards the development of its oil and natural gas production capacity. These investments include those incurred by Special Purpose Entities (SPEs) totaling R$ 1.008 million.

  In 1H-2005, the PETROBRAS System generated an added value of R$ 53.641 million (R$ 45.482 million in 1H-2004), with R$ 29.706 million (R$ 27.815 million in 1H-2004) destined towards government take and federal, state and municipal taxes, R$ 8.532 million (R$ 7.347 million in 1H-2004) to financial institutions and suppliers for payment of financial expenses, rent and freight, R$ 11.284 million (R$ 7.360 million in 1H-2004) to the shareholders and R$ 4.119 million (R$ 2.960 million in 1H-2004) to salaries and benefits.

This document is separated into 5 sections:

	Index	PETROBRAS	Index
PETROBRAS SYSTEM	2	Financial Statements	30
Operating Performance	3
Financial Statements	14
Appendices	24

PETROBRAS SYSTEM

A Word from the President, Mr. José Sérgio Gabrielli de Azevedo

It is with enormous pleasure that I present the second-quarter 2005 results to the investors, shareholders and the general public for the first time as President of the Company.

The second quarter of 2005 was marked by a strong increase in oil production in Brazil. Platforms P-43, P-48 and FPSO in Marlim Sul were key to achieving the production volume of 1,730 thousand bbld, 12% higher than the production in the first quarter of 2005 (1,543 thousand bbld) and 18% higher than production in the same quarter of last year (1,461 thousand bbld). This extraordinary operating performance is a consequence of the efforts undertaken by the Company and in relationships with suppliers, allowing us to move quickly in various stages of the installation of these units in the least amount of time possible, plus the excellent undersea work that allowed acceleration in the production curve. These platforms achieved the peak production just 6 months after they began operating.

With daily production close to 1,800 thousand bbld (record of 1,834 thousand bbl on June 23), we are on track to meet the goals outlined in our Strategic Plan and we have taken large steps towards self-sufficiency. Over the next 12 months, we are forecasting the installation of four more units: P-50, P-34, Golfinho I and Piranema, totaling nearly 360,000 bbld in additional capacity.

Refining performance and the increase in domestic production have allowed Petrobras to invert its commercial balance and become a net exporter of oil and oil products. In the second quarter of 2005, we were net exporters of 148,000 bbld (oil and oil products), generating a commercial balance of US$ 900 million in the period. And for the first time in our history we were net exporters of 20,000 bpd, even considering the natural gas imports from Bolivia.

Regarding economic-financial performance, our cash generation remained high – R$ 11,8 billion (measured by EBITDA), which enabled us to reduce our net debt, and we surpassed the levels set in our ambitious investment program. In the quarter, R$ 5,8 billion were invested in Brazil and abroad, including investments via Special Purpose Entities, and this amount was R$ 11 billion in the first half of 2005.

Our net income was R$ 4,9 billion, which is a 49% growth over the second quarter of 2004. This result is due to the increased domestic production of oil and gas, to the higher volumes sold in the internal market, to the higher prices for oil products in the internal market at the end of 2004, and to the growth in revenues from exports – which reflected the higher oil prices in the international markets and the larger volume exported – combined with the Company’s already-highlighted operating performance.

In the petrochemical area we closed an important agreement to build a modern industrial unit for the production and commercialization of polypropylene. The new plant will use propane as its raw material - to be furnished by the Paulínia refinery - and operation start-up is planned for 2007 with initial production of 300,000 tons/year. This project marks Petrobras’ intention to recover its investments in the petrochemical sector and add value to the refining chain.

We launched the new Diesel 500, with 500 ppm (parts per million of sulphur), which has 75% lower sulphur content. Developed in our refineries, this product supports Petrobras’ policy of making social responsibility and environmental excellence a priority. But the challenge continues; by the year 2010 we will make a higher-quality diesel available to the market. This new diesel will have even lower sulphur content, and it will meet the most rigorous existing environmental standards.

Thus, we are on the right path towards achieving the goals set out in our Strategic Plan: an unmatched portfolio of projects, extraordinary production growth, adaptation of the refining facilities to handle more heavy crude processing, continuous improvement in the quality of fuels, increase of natural gas supply, and the recovery of our petrochemical investments. These actions, aligned with social responsibility, will allow ongoing generation of value for our shareholders.

PETROBRAS SYSTEM	Operating Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies, reported net income of R$ 9.951 million in the first half of 2005, 40% higher than net income reported in the first half of 2004.

R$ Million
	Second Quarter				First Half
1Q - 2005 (1)	2005 (1)	2004 (2)	Δ%		2005 (1)	2004 (2)	Δ%

39.798	42.646	37.773	13	Gross Operating Revenue	82.444	70.301	17
29.897	32.359	28.006	16	Net Operating Revenue	62.256	51.217	22
8.811	9.576	6.853	40	Operating Profit (3)	18.387	14.047	31
(1.073)	(630)	(1.550)	(59)	Financial Result	(1.703)	(2.640)	(35)
5.021	4.930	3.299	49	Net Income	9.951	7.091	40
4,58	4,50	3,01	49	Net Income per Share	9,07	6,47	40
122.208	126.543	90.094	40	Market Value (Parent Company)	126.543	90.094	40
45	45	39	6	Gross Margin (%)	45	42	3
29	30	24	6	Operating Margin (%)	30	27	3
17	15	12	3	Net Margin (%)	16	14	2
10.484	11.809	8.652	36	EBITDA – R$ million (4)	22.293	17.258	29

				Financial and Economic Indicators
47.5	51.59	35.36	46	Brent (US$/bbl)	49.54	33.66	47
2,6672	2,4822	3,0423	(18)	US Dollar Average Price - Sale (R$)	2,5741	2,9707	(13)
2,6662	2,3504	3,1075	(24)	US Dollar Last Price - Sale (R$)	2,3504	3,1075	(24)

(1)	As of January 1, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by Petrobras, are included in the Consolidated Financial Statements, as per CVM Instruction Number 408/2004.
(2)	To facilitate comparison, the Special Purpose Entities were also included in the 2Q 2004 and 1H-2004 financial statements.
(3)	Earnings before financial revenues and expenses, equity in results of non-consolidated companies and taxes.
(4)	Operating income before financial result and equity in results of non-consolidated companies + depreciation/amortization/abandonment of wells.

EBITDA COMPONENTS

R$ Million
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004

7.939	8.462	5.623	Operating Income as per Brazilian Company Law	16.401	11.864
1.073	630	1.550	(-) Financial Result	1.703	2.640
(201)	484	(320)	(-) Equity in results of non-consolidated companies	283	(457)

8.811	9.576	6.853	Operating Profit	18.387	14.047
1.673	2.233	1.799	Depreciation & Amortization	3.906	3.211

10.484	11.809	8.652	EBITDA	22.293	17.258

The main factors that contributed to consolidated net income in 1H-2005, compared to 1H-2004, were:

  R$ 6.310 million increase in gross income, as per the following:

Analysis of Gross Income - Main Items		Net Revenues	Cost of Goods Sold	Gross Income

. Domestic market:	- Increase in volumes sold	876	(508)	368
	- Increase in price	6.515	-	6.515
. Intl. Market:	- Increase in export volumes	1.127	(544)	583
	- Increase in export price	1.329	-	1.329
. Increased expenses:	- Oil and oil products imports	-	(970)	(970)
	- Third-party services	-	(381)	(381)
	- Government take in the country	-	(1.141)	(1.141)
	- Salaries and benefits	-	(323)	(323)
. Increase of BR Distribuidora's gross profit		505	-	505
. Increased operations of commercialization abroad		764	(732)	32
. Increase (reduction) in international sales		-	(460)	(460)
. FX effect on the Controlled's revenues and costs abroad		(104)	176	72
. Others		27	154	181

		11.039	(4.729)	6.310

•	Increase in Sales Expenses (R$ 566 million), due to the increase in commercialized volume and sea freight, considering the increase in exports.

•	Increase in General and Administrative Expenses (R$ 571 million), following higher salary and benefits expenses projected in the 2004/2005 Collective Bargaining Agreement, the larger workforce and expenses related to the pension and health plans due to the actuarial revision in December 2004, plus expenses for network maintenance and software licenses

•	Increase in other operating expenses (R$ 1.166 million), mainly due to the losses or legal accords and an additional provision for contingencies (R$ 242 million), expenses related to institutional relations and cultural projects (R$ 100 million), and with the health and pension plans of retirees and pensioners due to the actuarial revision in December 2004 (R$ 430 million).

•	Reduced tax expenses (R$ 390 million), because of the change in legislation as of August 2004 (Decree Number 5,164/04), which reduced to zero the PIS/PASEP and COFINS amounts levied on financial revenues.

•	R$ 937 million improvement in the financial result, highlighting the following:

Positive exchange rate and monetary variation (R$ 1.660 million effect), which includes, in part, the effects of the real’s appreciation against the dollar from January to June 2005 (11%), when compared to the depreciation of the real in the same period of the previous year (8%).
This was offset by the R$ 723 million increase in net financial expenses, mainly due to the decrease in financial revenues resulting from reduced short-term investments, as well as the profitability of the funds applied in the country, primarily linked to the exchange rate variation.

•	Reduction in the result from participation in relevant investments, loss of R$ 283 million in the first half of 2005, and a R$ 457 million gain in the first half of 2004 due to exchange rate losses on net equity of subsidiaries abroad, resulting from the 11% appreciation of the real against the dollar in the first half of 2005 (8% depreciation in 1H-2004).

•	R$ 546 million increase in the provision for income taxes and social contribution on profit, due to the increase in the net income which serves as the base for taxation, despite the provisioning of Interest on Own Capital on June 2005. This R$ 746 million improvement in profitability in the period was a consequence of its deductibility from the calculation base for the provision for income tax and social contribution on profit.

	Second Quarter					First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
Exploration & Production - Thousand bpd

1,707	1,897	1,630	16	Oil and LNG production	1,802	1,637	10
1,543	1,730	1,461	18	Domestic	1,637	1,468	12
164	167	169	(1)	International	165	169	(2)
364	382	356	7	Natural Gas production (1)	373	355	5
266	284	262	8	Domestic	275	262	5
98	98	94	4	International	98	93	5

2,071	2,279	1,986	15	Total production	2,175	1,992	9

(1) Does not include liquid gas and includes reinjected gas

Average Sales Price - US$ per bbl
				Oil (US$/bbl)
37.48	43.04	32.88	31	Brazil (2)	40.39	31.17	30
31.30	34.05	24.37	40	International	32.65	24.97	31
				Natural Gas (US$/bbl)
11.71	12.23	11.42	7	Brazil (3)	11.98	11.39	5
8.01	9.16	6.90	33	International	8.59	6.94	24
(2) Average of exports and internal transfer prices from E&P to Supply
(3) Internal transfer price from E&P to Gas and Energy

Refining, Transport and Supply - Thousand bpd
322	333	493	(32)	Crude oil imports	328	455	(28)
46	83	62	34	Oil products imports	65	68	(4)
115	137	128	7	Import of gas, alcohol and others	125	116	8
161	343	189	81	Crude oil exports	252	190	33
235	221	266	(17)	Oil products exports	228	230	(1)
11	9	6	50	Other exports	10	5	100

76	(20)	222	(109)	Net imports	28	214	(87)

1,816	1,767	1,766	-	Output of oil products	1,791	1,796	-
1,708	1,668	1,670	-	• Brazil	1,688	1,698	(1)
108	99	96	3	• International	103	98	5
2,114	2,114	2,114	-	Primary Processed Installed Capacity	2,114	2,114	-
1,985	1,985	1,985	-	• Brazil (4)	1,985	1,985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity(%)
87	83	84	(1)	• Brazil	85	85	-
83	75	74	1	• International	79	74	5
79	81	73	8	Domestic crude as % of total feedstock processed	80	75	5
(4) As per registration recognized by ANP.

Costs - US$/barrel
				Lifting Costs:
				• Brazil (5)
5.95	4.88	4.15	18	• • without government take	5.39	4.22	28
13.54	13.29	10.07	32	• • with government take	13.40	9.90	35
2.55	2.74	2.50	10	• International	2.65	2.47	7
				Refining cost
1.82	2.01	1.32	52	• Brazil (5)	1.91	1.27	50
1.13	1.34	1.12	20	• International	1.23	1.08	14
317	338	215	57	Overhead Corporativo (US$ million) - Controller	654	419	56
(5) Considers revision of accounting criteria of the indicator through appropriation of expenses made for scheduled stops and accumulation of expenses for the Pension and Health Plans as per US GAAP.

	Second Quarter					First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%

Sales Volume - Thousands bpd
1,589	1,665	1,619	3	Total Oil Products	1,627	1,576	3
29	23	26	(12)	Alcohol, Nitrogen and others	26	27	(4)
214	222	205	8	Natural Gas	218	200	9

1,832	1,910	1,850	3	Total Domestic Market	1,871	1,803	4
406	572	461	24	Exports	490	425	15
419	334	452	(26)	International Sales	376	418	(10)

825	906	913	(1)	Total International Market	866	843	3

2,657	2,816	2,763	2	Total	2,737	2,646	3

Exploration and Production – Th. Barrels/day

Production of domestic oil and LNG in the 1H-2005 increased 12% over the 1H-2004, due to the start-up of FPSO-MLS (Marlim Sul) in June 2004, and platforms P-43 (Barracuda) and P-48 (Caratinga) in December 2004 and February 2005, respectively.

In 2Q-2005, domestic oil and LNG production increased 12% over 1Q-2005 production, a consequence of increased operations at platforms P-43 and P-48 in the Barracuda and Caratinga fields. In June 2005, the Company reached a new oil production record of 1,834 thousand barrels per day, 23% higher than the volume reached in May 2005 (1,493 thousand barrels per day).

In 1H-2005, international oil production fell 2% in comparison to 1H-2004, due to interventions in some wells in Argentina and Venezuela. Gas production rose 5% due to increased production at the Bolivia unit, following the increase in gas demand in Brazil and Argentina.

In comparison to 1Q-2005, international oil production increased 2% because of the gradual development in production in block 18 in Ecuador. Gas production remained stable.

Refining, Transport and Supply – Th. Barrels/day

Processed throughput (primary processing) in the refineries in the country fell 2% in 1H-2005, compared to 1H-2004, due to the programmed stop at REPLAN and RECAP, at the distillation units, and at the cracking and propane units, respectively.

Costs

Lifting Cost (US$/barrel)

The lifting cost in the country without government take in 1H-2005 increased 28% over 1H-2004, due mainly to higher expenses for technical services for restoration and maintenance, mobilization and construction of structures and equipments, personnel transport, support for vessels, undersea operations, platform freight with third parties, consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim, plus the increases in salaries and benefits in the 2004/2005 Collective Bargaining Agreement, the larger workforce and the actuarial revision at the end of 2004, which increased the expenses provisioned for the health and pension plans. Discounting the effects of the real’s 13% appreciation, associated with the percent of expenses in domestic currency over the expenses related to this activity, the unit lifting cost increased 16% in relation to 1H-2004.

The 18% decrease in the unit lifting cost in the country without government take in 2Q-2005 in relation to 2Q-2004 is mainly due to higher expenses in the first quarter because of the stops at the fixed platforms in the Namorado 1 and 2 fields, in the Cherne 1 and 2 fields, in the Garoupa 1 field, and the in the Corvina field, plus the general stop at platform P-19 (Marlim) for a change of gas flaring equipment. These effects were partially offset by higher expenses in 2Q-2005 for the use of well intervention services and undersea line maintenance, and in access routes to production fields. Discounting the effects of the 7% appreciation of the real, the unit lifting cost fell 24% in relation to 1Q-2005.

In 1H-2005, the unit lifting cost in the country with government take grew 35% over 1H-2004, a result of the already-mentioned higher operating expenses, and the larger expenses with government take due to the increase in the average reference price for domestic oil, based on the variations in international market prices, and the 13% appreciation of the real against the U.S. dollar. In comparison to 1Q-2005, the 2Q-2005 lifting price in Brazil, considering government take, fell 2% due to the mentioned decrease in expenses. This fall was partially offset by the higher average reference price for domestic oil.

In 2Q-2005, the international unit lifting cost rose 7% over 1Q-2005, because of higher expenses for third-party services, materials, personnel and electricity consumption at the fields in Argentina and Venezuela. At the Colombia unit, expenses related to third-party services for equipment maintenance, expenses for chemical treatment of water and vehicle leasing contributed to the increase.

Refining Cost (US$/barrel)

The unit refining cost in the country in 1H-2005 increased 50% over 1H-2004, due to higher expenses for corrective maintenance at RPBC, RLAM, REDUC and REPLAN, plus the higher personnel expenses arising from the increases incurred in salaries and benefits approved in the 2004/2005 Collective Bargaining Agreement, and the actuarial revision, at the end of 2004, and to the expenses provisioned for the health and pension plans. Discounting the effects of the 13% appreciation of the real associated to the percentage of expenses in domestic currency on the expenses of this activity, the unit refining cost increased 34% over 1H-2004.

In comparison to 1Q-2005, the unit refining cost in the country in 2Q-2005 rose 10%, due to the greater consumption of materials and use of contracted services for realization of programmed stops at REDUC, REGAP, REPLAN, RPBC and REPAR.

In 1H-2005, the average international unit refining cost increased 14% in relation to 1H-2004, due to higher expenses for personnel, electricity and contracted services at the refineries in Argentina, plus the expenses for equipment maintenance, electricity and personnel in Bolivia.

The average international refining cost in 2Q-2005 rose 19% in relation to 2Q-2004, mainly due to the programmed stops at the Bahia Blanca and San Lorenzo units in Argentina, plus the expenses for materials, industrial installations, personnel, third-party services, security and equipment maintenance in Bolivia.

Overhead (US$ million)

In comparison to 1H-2004, corporate overhead in 1H-2005 grew 56%, due to higher expenses with contracted services, mainly linked to data processing, health, safety and environment, sponsorship, institutional advertising and publicity, expenses for property rental, and the increased expenses for salaries and benefits approved in the 2004/2005 Collective Bargaining Agreement, and revision of the actuarial calculation linked to the health and pension plans. Discounting the effects of the 13% appreciation of the real, and considering that all expenses are in reais, overhead increased 34% over 1H-2004.

The sales volume of oil products remained stable in the domestic market in 1H-2005 in relation to 1H-2004, highlighting the increased sales of gasoline and diesel, which were offset by reduced sales of naphtha and fuel oil. Retraction of fuel oil consumption in 1H-2005 compared to 1H-2004 was due to strong competition from substitute products such as coal, coke, biomass and wood.

Consolidated Statement of Results by Business Area

Result by Bussiness Area R$ million (1)
	Second Quarter				First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
						(3)
4.584	5.807	4.460	30	EXPLORATION & PRODUCTION	10.391	7.476	39
1.559	1.941	410	373	SUPPLY	3.500	1.445	142
(59)	212	(274)	(177)	GAS & ENERGY	153	(326)	(147)
160	123	140	(12)	DISTRIBUTION (3)	283	246	15
351	168	101	66	INTERNATIONAL (2)	519	258	101
(1.204)	(1.826)	(940)	94	CORPORATE	(3.030)	(1.960)	55
(370)	(1.495)	(598)	150	ELIMINATIONS AND ADJUSTMENTS	(1.865)	(48)	3.785

5.021	4.930	3.299	49	CONSOLIDATED NET INCOME	9.951	7.091	40

(1)	The financial statements by business area and their respective comments are presented beginning on page 19.

(2)	In the international business area, comparability between the periods is influenced by the exchange rate variation, considering that all operations are performed abroad, in dollars or in the currency of the country in which each company is headquartered, and significant variations in reais may occur, mainly due to the effects of the exchange rate.

(3)	In the distribution business, comparability between the periods is influenced by the LIQUIGÁS (Ex-AGIP) business, acquired by Petrobras Distribuidora - BR on August 9, 2004, and included in Petrobras’ consolidated statements as of August 2004.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the major part of oil and gas production of the Exploration and Production area being transferred to other areas of the Company.

The following highlights the main criteria used to report the results by business area:

a) Net operating revenues: considered to be the revenues related to sales made to external clients, plus the billing and transfers between the business areas, using the internal transfer prices defined between the areas as reference, with reporting methods based on market parameters.

b) Included in operating profit are the net operating revenues, costs of goods and services sold – which are reported by business area considering the internal transfer price – and the other operating costs of each area, as well as the operating expenses, which include the expenses effectively incurred by each area.

c) Assets: include the assets identified in each area.

E&P – In 1H-2005, the net income reported by the Exploration & Production area was R$ 10.391 million, 39% higher than the net income reported in the same period of the prior year (R$ 7.476 million), due to the R$ 4.710 million increase in gross income reported with the sales and transfers of oil, reflecting the higher international prices and the 12% rise in oil and LNG production, and the 5% increase in natural gas, despite the 13% appreciation in the average rate of the real against the U.S. dollar and the lower valuation of heavy crude in the international market in comparison to the lighter crudes.

The spread between the average price of domestic oil sold/transferred and the average Brent price rose from US$ 2.49/bbl in 1H-2004 to US$ 9.16/bbl in 1H-2005.

In 2Q-2005 the net income reported by the Exploration & Production area was R$ 5.807 million, 27% higher than the net income reported in the previous quarter (R$ 4.584 million), due to the R$ 2.569 million growth in gross income, reflecting the increase in international oil prices as well as the 12% increase in oil and LNG production, and the 7% increase in natural gas production, despite the 7% appreciation of the average rate of the real against the U.S. dollar and the lower valuation of heavy crude in the international market compared to lighter crude.

The spread between the average price of domestic oil sold and transferred, and the average Brent price, fell from US$ 10.02/bbl in 1Q-2005 to US$ 8.55/bbl in 2Q-2005.

SUPPLY – In 1H-2005, the net income reported by the Supply area was R$ 3.500 million, 142% higher than the net income reported in the same period of the prior year (R$ 1.445 million), a result of the R$ 3.221 million increase in the gross income, with highlight for the following factors:

  Rise in the average realization value of oil products commercialized in the internal and external markets;

  Increase of 3% in the volume of oil products sold in the internal market;

  Improved production profile at the refineries, decreasing the need to import higher value- added oil products;

  5% increase in the share of domestic oil in the load processed by the refineries.

These items were partially offset by the following:

  Increase in the acquisition and transfer cost of oil and oil products, pressured by higher international prices, despite the 13% appreciation in the average rate of the real against the U.S. dollar and the widening of the spread between heavy and light crude;

  Increase in sea freight costs;

  Higher refining costs.

Another factor that contributed to offsetting the increase in the gross income was the R$ 135 million rise in sales expenses, due to the increase in volumes commercialized and sea freight.

In 2Q-2005, the net income reported by the Supply area was R$ 1.941 million, 25% higher than the net income reported in the previous quarter (R$ 1.559 million), due to the R$ 495 million increase in gross income, which was impacted by the following:

  Increase in the average realization value of oil products in the internal and external markets;

  Increase of 5% in the volume of oil products sold in the internal market.

Another factor that contributed to the improved result from the Supply area was the R$ 256 million reduction in operating expenses, which in the previous quarter was impacted by R$ 289 million in contingencies for legal proceedings.

These items were partially offset by the 5% reduction in the volume of oil products sold in the external market.

GAS AND ENERGY – In 1H-2005 the Gas and Energy business area reported profit of R$ 153 million, against a loss of R$ 326 million reported in the same period of the previous year, a function of the following:

  Increase of R$ 414 million in the gross income, considering the 9% increase in the volume of natural gas sold, a result of expansion of the Brazilian market in the industrial, automotive and thermal energy segments, as well as the 17% increase in revenues related to energy commercialization, due to the higher projected volume in the current contracts, as well as the increase in shares in Fafen Energia (from 20% to 100% in December 2004) and in Termorio (from 50% to 100% in February 2005);

  Net financial revenues of R$ 440 million, reflecting the 12% appreciation in the final rate of the real against the U.S. dollar, principally on indebtedness related to construction of the Bolivia-Brazil Gas Pipeline. In 1H-2004, a net financial expense of R$ 452 million was reported, due to the exchange rate devaluation of 8%.

These items were partially offset by the R$ 316 increase in operating expenses, due to the R$ 306 million increase in operating expenses for thermoelectric plants, mainly related to idleness, as well as the R$ 228 million growth in the participation on non-controlling shareholders, considering the better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil-TBG.

In 2Q-2005, the net income reported by the Gas and Energy business area was R$ 212 million, compared to the R$ 59 million loss reported in the previous quarter. This result was due to the net financial revenues of R$ 538 million, considering the 12% appreciation of the final rate of the real against the U.S. dollar. A net financial expense of R$ 98 million was reported in the previous quarter.

This result was partially offset by the R$ 229 million increase in expenses related to participation of non-controlling shareholders, due to the better results reported by Transportadora Brasileira Gasoduto Bolívia Brasil-TBG.

DISTRIBUTION – In line with the strategic objectives to increase participation in the GLP Distribution segment and consolidation of the distribution market for automotive fuel in determined regions of Brazil, the distribution businesses now include the operations of Liquigás Distribuidora S.A., as of its acquisition in August 2004 by Agip do Brasil S.A.

In 1H-2005, the Distribution business area reported a net income of R$ 283 million, 15% higher than the net income reported in the same period of the previous year (R$ 246 million), due to the R$ 529 million increase in the gross income, noting the consolidation of the company Liquigás, which had positive impacts on the volume sold, 22% greater in relation to the same period of the previous year.

These items were partially offset by the R$ 459 million increase in operating expenses, particularly the increased expenses for commercialization and distribution of products and with personnel, which were also affected by the consolidation of Liquigás.

The Company’s share in the fuel distribution market in 1H-2005 was 34.7%, including the company Liquigás, while in the same period of the prior year it was 32.3% .

The effects of consolidation in August 2004 of Liquigás resulted in an increase of R$ 265 million in the gross income, and a R$ 35 million decrease in the net income in the segment.

In relation to the previous quarter when the net income reported by the Distribution business area was R$ 160 million, the net income in 2Q-2005 was 23% lower, due to the R$ 27 million reduction in the gross income, and the R$ 71 million increase in the operating expenses, particularly the increased expenses in the commercialization and distribution of products and for the additional provision for doubtful debtors.

The market share for fuel was 34.3% in 2Q-2005, including the company Liquigás, and 35.1% in 1Q-2005.

INTERNATIONAL – In 1H-2005 the International business area reported a net income of R$ 519 million, 101% higher than the net income of R$ 258 million reported in the same period of the prior year.

This increase in net income is due to the following:

  R$ 75 million increase in the gross income, due to the higher international oil prices, elevated gas sales from Bolivia to Brazil, and the start in June 2004 of the contract for sale of Bolivian gas to Argentina. These items were partially offset by the appreciation of the real against the U.S. dollar (24%).
  Decrease of R$ 141 million in the financial expenses due to the FX effect. Losses from operations with oil products at PEPSA were R$ 276 million (R$ 298 million in losses in 1H-2004).

In 2Q-2005 the International business area reported a net income of R$ 168 million, 52% lower than the net income of R$ 351 million reported in the previous quarter, due to the R$ 235 million reduction in gross income, which was impacted by the lower sales volume. This was partially offset by the R$ 66 million decrease in financial expenses, and both were mainly due to the effect of the appreciation of the real against the U.S. dollar (12%) in the process of exchange rate conversion.

CORPORATE – The units that comprise the Corporate area of the Petrobras System generated a loss of R$ 3.030 million in 1H-2005, 55% greater than the loss reported in 1H-2004 (R$1.960 million), with highlight for the following factors:

  Increased corporate overhead due to higher expenses for personnel, institutional publicity and advertising, and the actuarial revision of expenses provisioned for the Health Plan (AMS) and the Pension Plan for retirees and Pensioners;

  Increase of R$ 740 million in net financial expenses, due to the decrease in short-term investments and profitability from the funds applied in the country, backed mainly by securities;

  Loss of R$ 511 million in the exchange rate conversion on company investments abroad in 1H-2005, due to the 12% appreciation of the final rate of the real against the dollar. In 1H- 2004, a gain of R$ 373 million was reported, considering the exchange rate devaluation of 8%.

These items were partially offset by the following:

  Fiscal savings of R$ 746 million, from the provision of interest on own capital in June 2005;

  Reduction of R$ 385 million in tax expenses, because of the entry into effect on August 2, 2004 of Decree 5,164/04, which reduces to zero the rate contribution for PIS/PASEP and COFINS levied on financial revenues.

In 2Q-2005, the loss reported by the Corporate area was R$ 1.826 million, 52% higher than the loss reported in the previous quarter (R$ 1.204 million), highlighting the following aspects:

  R$ 688 million increase in net financial expenses, due to the decrease in short-term investments and profitability from the funds applied in the country, backed mainly by securities:

  Loss of R$ 638 million in the exchange rate conversion of company investments abroad in 2Q-2005, following the 12% appreciation of the real against the dollar. In 1H-2005, a gain of R$ 127 million was reported.

These items were partially offset by fiscal savings of R$ 746 million, due to the provision of interest on own capital in June 2005.

PETROBRAS SYSTEM	Financial Statements

Consolidated Debt

	R$ Million

	6/30/2005	3/31/2005%
Short-term Debt (1)	9.645	11.419	(16)
Long-term Debt (1)	40.866	46.092	(11)

Total	50.511	57.511	(12)
Net Debt	33.316	39.883	(16)
Net Debt/(Net Debt + Shareholders’ Equity) (1)	32%	37%	(5)
Total Net Liabilities (1) (2)	151.651	153.625	(1)
Capital Structure
(Third Parties Net / Total Liabilities Net)	54%	56%	(2)

(1)	Includes debt contracted through Leasing contracts: R$ 3.269 million as of 6.30.2005, and R$ 3.922 million as of 3.31.2005.
(2)	Total liabilities net of cash/cash equivalents.

The Net Debt/EBITDA ratio fell from 0.95 on 3.31.2005, to 0.75 on 06.30.2005. The appreciation of the real against the dollar contributed to the debt reduction. Net debt of the Petrobras System on 6.30.2005 was R$ 33.316 million, a 16% reduction from 3.31.2005.

The capital structure represented by third parties was 54% on June 30, 2005, a reduction of 2 percentage points from March 31, 2005.

Consolidated Investments

R$ Million
	First Half
	2005	%	2004	%	%
• Direct Investments	9.790	89	8.208	92	19

Exploration & Production	5.786	53	5.165	58	12
Supply	1.350	12	1.723	19	(22)
Gas and Energy	940	9	102	1	822
International	1.231	11	861	10	43
Distribution	242	2	141	2	72
Corporate	241	2	216	2	12
• Special Purpose Entities (SPEs)	1.008	9	391	4	158
• Ventures under Negotiation	111	1	232	3	(52)

• Project Finance	81	1	115	1	(30)

Exploration & Production	81	1	115	1	(30)
Espadarte/Marimbá/Voador	52	1	17	-	206
Cabiúnas	-	-	45	1	-
Marlim / NovaMarlim Petróleo	-	-	13	-	-
Others	29	-	40	-	(28)

Total Investments	10.990	100	8.946	100	23

R$ Million
	First Half
	2005	%	2004	%	%

International	1.231	100	861	100	43

Exploration & Production	1.076	87	721	84	49
Supply	67	5	17	2	294
Gas and Energy	46	4	41	5	12
Distribution	11	1	17	2	(35)
Others	31	3	65	7	(52)

Total Investments	1.231	100	861	100	43

R$ Million
	First Half
	2005	%	2004	%	%

Special Purpose Entities (SPEs)	1.008	100	391	100	158

PDET Off-Shore	276	27	-	-	-
Barracuda & Caratinga	259	26	374	96	(31)
Malhas	407	40	-	-	-
Cabiúnas	6	1	17	4	(65)
Amazônia	60	6	-	-	-

Total Investments	1.008	100	391	100	158

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire with rights to explore, develop and produce oil and natural gas. The Company currently maintains partnerships in 101 blocks through 63 consortiums. Total investments on the order of US$ 8,052 million are projected for these undertakings.

In fulfilling the goals outlined in its strategic plan, Petrobras continues prioritizing its investments in the development of its oil and natural gas production capacity, through its own investments and the structuring of undertakings with partners. In 1H-2005, total investments were R$ 10.990 million, an increase of 23% over the resources applied during the same period of 2004. In 1H-2005, 68% of own investments in the country went towards oil and natural gas exploration activities.

Consolidated Income Statement

R$ Million
	Second Quarter			First Half
1Q-2005 (1)	2005 (1)	2004 (2)		2005 (1)	2004 (2)

39.798	42.646	37.773	Gross Operating Revenues	82.444	70.301
(9.901)	(10.287)	(9.767)	Sales Deductions	(20.188)	(19.084)

29.897	32.359	28.006	Net Operating Revenues	62.256	51.217
(16.510)	(17.939)	(16.951)	Cost of Goods Sold	(34.449)	(29.720)

13.387	14.420	11.055	Gross Profit	27.807	21.497
			Operating Expenses
(1.270)	(1.251)	(1.085)	Sales	(2.521)	(1.955)
(1.240)	(1.261)	(1.021)	General & Administrative	(2.501)	(1.930)
(243)	(341)	(253)	Cost of Prospecting, Drilling & Lifting	(584)	(625)
(194)	(222)	(180)	Research & Development	(416)	(318)
(219)	(199)	(517)	Taxes	(418)	(808)
(1.410)	(1.570)	(1.146)	Other	(2.980)	(1.814)
			Net Financial Expenses
275	(81)	998	Income	194	1.460
(1.352)	(1.063)	(1.620)	Expenses	(2.415)	(2.958)
113	(499)	761	Monetary & FX Correction - Assets	(386)	677
(109)	1.013	(1.689)	Monetary & FX Correction - Liabilities	904	(1.819)

(1.073)	(630)	(1.550)		(1.703)	(2.640)

(5.649)	(5.474)	(5.752)		(11.123)	(10.090)
201	(484)	320	Gains from Investments in Subsidiaries	(283)	457

7.939	8.462	5.623	Operating Profit	16.401	11.864
(127)	(79)	(90)	Non-operating Income (Expenses)	(206)	(139)
(2.808)	(2.103)	(2.157)	Income Tax/Social Contribution	(4.911)	(4.365)
17	(1.350)	(77)	Minority Interest	(1.333)	(269)
5.021	4.930	3.299	Net Income	9.951	7.091

(1)	As of January 1, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by Petrobras, are included in the Consolidated Financial Statements, as per CVM Instruction Number 408/2004.
(2)	To facilitate comparability, the Special Purpose Entities were also included in the 1Q-2004 and 1H-2004 financial statements.

Some values related to previous periods were reclassified for purposes of comparability to the financial statements of the current period.

Consolidated Balance Sheet

Assets	R$ Million

	6/30/2005	3/31/2005

Current Assets	50.469	52.288

Cash and Cash Equivalents	17.195	17.628
Accounts Receivable	11.388	10.789
Inventories	14.209	14.025
Others	7.677	9.846
Non-Current Assets	13.935	14.420

Petroleum & Alcohol Account	758	752
Advances to Suppliers	715	899
Marketable Securities	947	1.193
Investments in Companies to be Privatized	379	346
Deferred Taxes and Social Contribution	2.418	2.446
Advance for Pension Plan	1.178	1.258
Prepaid Expenses	1.559	1.522
Accounts Receivable	1.082	1.247
Deposits - Legal Matters	1.990	2.009
Others	2.909	2.748
Fixed Assets	101.173	100.623

Investments	2.136	2.056
Property, Plant & Equipment	97.889	97.753
Deferred	1.148	814

Total Assets	165.577	167.331

Liabilities	R$ Million

	6/30/2005	3/31/2005

Current Liabilities	32.451	35.749

Short-term Debt	9.001	10.656
Suppliers	8.384	7.690
Taxes and Social Contribution Payable	7.658	8.882
Project Finance and Joint Ventures	1.173	346
Pension Fund Obligations	385	406
Dividends	2.271	2.115
Others	3.579	5.654
Long-term Liabilities	56.554	60.167

Long-term Debt	38.241	42.933
Pension Fund Obligations	1.390	1.042
Health Care Benefits	6.397	6.019
Deferred Taxes and Social Contribution	7.194	7.039
Others	3.332	3.134
Provision for Future Earnings	521	514
Minority Interest	5.951	3.731

Shareholders’ Equity	70.100	67.170

Corporate Capital	33.235	33.235
Reserves	26.914	28.914
Net Income	9.951	5.021

Total Liabilities	165.577	167.331

As of January 1, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by Petrobras, are included in the Consolidated Financial Statements, as per CVM Instruction Number 408/2004.

Some values related to previous periods were reclassified for purposes of comparability to the financial statements of the current period.

Consolidated Cash Flow Statement

R$ Million
	Second Quarter			First Half
1Q-2005 (1)	2005 (1)	2004 (2)		2005 (1)	2004 (2)
5.021	4.930	3.299	Net Income (Loss)	9.951	7.091
3.202	5.588	(1.682)	(+) Adjustments	8.790	3.481

1.673	2.233	1.799	Depreciation & Amortization	3.906	3.211
(4)	(5)	(57)	Petroleum & Alcohol Account	(9)	(60)
260	(3.227)	3.706	Charges on Financing and Connected Companies	(2.968)	4.357
(17)	1.350	77	Minority Interest	1.333	269
(201)	484	(320)	Result of Participation in Material Investments	283	(457)
536	467	386	Deferred Income Tax and Social Contribution	1.003	1.078
79	(184)	(956)	Inventory Variation	(105)	(2.557)
(1.840)	754	(2.612)	Supplier Variation	(1.086)	(1.753)
2.716	3.716	(3.705)	Other Adjustments	6.433	(607)
8.223	10.518	1.617	(=) Net Cash Generated by Operating Activities	18.741	10.572
4.776	6.285	5.435	(-) Cash Used for Cap.Expend.	11.061	9.529

2.672	4.272	3.420	Investment in E&P	6.944	6.349
829	781	1.082	Investment in Refining & Transport	1.610	1.717
317	384	79	Investment in Gas and Energy	701	367
(9)	(32)	(40)	Dividends	(41)	(67)
967	880	894	Other Investments	1.847	1.163

3.447	4.233	(3.818)	(=) Free Cash Flow	7.680	1.043
4.030	4.666	(1.880)	(-) Cash Used in Financing Activities	8.696	6.626
949	2.859	(4.247)	Financing	3.808	1.193
3.081	1.807	2.367	Dividends	4.888	5.433
(583)	(433)	(1.938)	(=) Net Cash Generated in the Period	(1.016)	(5.583)

18.211	17.628	23.932	Cash at the Beginning of Period	18.211	27.577
17.628	17.195	21.994	Cash at the End of Period	17.195	21.994

(1)	As of January 1, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by Petrobras, are included in the Consolidated Financial Statements, as per CVM Instruction Number 408/2004.
(2)	To facilitate comparability, the Special Purpose Entities were also included in the 2Q-2004 and 1H-2004 financial statements.

Some values related to previous periods were reclassified for purposes of comparability to the financial statements of the current period.

Consolidated Statement of Added Value

	R$ Million
	First Half
	2005 (1)	2004 (2)
Description
Sales of Products and Services and Non-operating Revenues	82.506	70.149
Raw Materials Used	(5.664)	(6.451)
Products for Resale	(7.650)	(10.593)
Materials, Energy, Services & Others	(11.425)	(7.200)

Added Value Generated	57.767	45.905

Depreciation & Amortization	(3.906)	(3.211)
Participation in Related Companies, Goodwill & Negative Goodwill	(283)	457
Financial Result	(192)	2.137
Rent and Royalties	255	194

Total Distributable Value Added	53.641	45.482

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	4.119	2.960

	4.119	2.960

Government Entities
Taxes, Fees and Contributions	23.265	22.844
Government Take	6.441	4.971

	29.706	27.815

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	8.532	7.347

Shareholders
Dividends / Interest on Own Capital	2.193	-
Retained Earnings	7.758	7.091

	9.951	7.091
Minority Interest	1.333	269

	11.284	7.360

(1)	As of January 1, 2005, the Special Purpose Entities, whose activities are directly or indirectly controlled by Petrobras, are included in the Consolidated Financial Statements, as per CVM Instruction Number 408/2004.
(3)	To facilitate comparability, the Special Purpose Entities were also included in the 1H-2004 financial statements.

Some values related to previous periods were reclassified for purposes of comparability to the financial statements of the current period.

Consolidated Result by Business Area - 06.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	31.711	49.421	3.714	17.907	5.447	-	(45.944)	62.256

Intersegments (2)	29.666	13.887	1.119	273	999	-	(45.944)
Third Parties (2)	2.045	35.534	2.595	17.634	4.448	-	-	62.256
Cost of Goods Sold (2)	(13.500)	(41.962)	(2.664)	(16.132)	(3.408)	-	43.217	(34.449)

Gross Profit	18.211	7.459	1.050	1.775	2.039	-	(2.727)	27.807
Operating Expenses	(1.287)	(2.004)	(780)	(1.285)	(791)	(3.133)	(140)	(9.420)
Sales, General & Administrative	(452)	(1.450)	(348)	(1.126)	(538)	(1.108)	-	(5.022)
Taxes	(7)	(40)	(30)	(81)	(55)	(205)	-	(418)
Exploration, Drilling and Lifting Costs	(475)	-	-	-	(109)	-	-	(584)
Research & Development	(157)	(55)	(26)	(2)	(2)	(174)	-	(416)
Others	(196)	(459)	(376)	(76)	(87)	(1.646)	(140)	(2.980)

Operating Profit (Loss)	16.924	5.455	270	490	1.248	(3.133)	(2.867)	18.387
Interest Income (Expenses)	(112)	(240)	440	(46)	(510)	(1.240)	5	(1.703)
Equity in results of non-consolidated companies	-	141	(16)	-	103	(511)	-	(283)
Non-operating Income (Expense)	(192)	22	(46)	(2)	10	2	-	(206)

Income before Taxes and Minority Interests	16.620	5.378	648	442	851	(4.882)	(2.862)	16.195
Income Tax & Social Contribution	(5.315)	(1.826)	(178)	(159)	(282)	1.852	997	(4.911)
Minority Interests	(914)	(52)	(317)	-	(50)	-	-	(1.333)

Net Income (Loss)	10.391	3.500	153	283	519	(3.030)	(1.865)	9.951

Consolidated Result by Business Area - 06.30.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues (1)	25.274	38.577	2.777	12.218	5.544	-	(33.173)	51.217

Intersegments	21.803	9.903	501	205	761	-	(33.173)	-
Third Parties	3.471	28.674	2.276	12.013	4.783	-	-	51.217
Cost of Goods Sold (1)	(11.773)	(34.339)	(2.141)	(10.972)	(3.580)	-	33.085	(29.720)

Gross Profit	13.501	4.238	636	1.246	1.964	-	(88)	21.497
Operating Expenses	(1.342)	(2.050)	(464)	(826)	(778)	(2.247)	257	(7.450)
Sales, General & Administrative	(454)	(1.312)	(284)	(722)	(563)	(752)	202	(3.885)
Taxes	(10)	(43)	(33)	(76)	(56)	(590)	-	(808)
Exploration, Drilling and Lifting Costs	(489)	-	-	-	(136)	-	-	(625)
Research & Development	(144)	(71)	(10)	(5)	(1)	(87)	-	(318)
Others	(245)	(624)	(137)	(23)	(22)	(818)	55	(1.814)

Operating Profit (Loss)	12.159	2.188	172	420	1.186	(2.247)	169	14.047
Interest Income (Expenses)	(664)	(88)	(452)	(35)	(651)	(500)	(250)	(2.640)
Equity in results of non-consolidated companies	-	64	46	-	(26)	373	-	457
Non-operating Income (Expense)	(111)	3	(1)	(2)	(23)	(5)	-	(139)

Income before Taxes and Minority Interests	11.384	2.167	(235)	383	486	(2.379)	(81)	11.725
Income Tax & Social Contribution	(3.856)	(707)	(2)	(137)	(115)	419	33	(4.365)
Minority Interests	(52)	(15)	(89)	-	(113)	-	-	(269)

Net Income (Loss)	7.476	1.445	(326)	246	258	(1.960)	(48)	7.091

(1)	Net Operating Revenues and the COGS relative to the year 2004 were reclassified between the International segment and the Supply segment regarding offshore operations that were being allocated to the International segment. Considering that the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these segments.

(2)	With the intent of adapting the results by business area to the new procedures arising from implantation of the SAP-R/3 system, as of 2005 the revenues from commercialization of oil to third parties will be allocated as per the points of sale, which may belong to the Exploration & Production or Supply areas. Until 2004, the commercialization of oil was fully allocated to the Exploration & Production area.

Considering that the methodology used for the internal transfer price of oil is based on market parameters and that all oil commercialized by the Supply area comes from transfers from the Exploration & Production area, this adaptation produces practically no effects on the results of the areas, and ends up as an increase in the line “Net Operating Revenues” in the Exploration & Production area, offsetting a reduction in the “Net Operating Revenues with Third Parties” line, and increases in the “Net Operating Revenues with Third Parties” and the “Cost of Goods and Services Sold” lines in the Supply area.

Another change due to the implantation of the SAP-R/3 system is related to a natural gas parcel transferred by the Gas & Energy area to Supply, for specification at natural gas processing units (UPGN), and further commercialization by the Gas & Energy area. Considering that the internal transfer prices practices in these transactions are the same, these changes do not produce any impact on the gross income of the Supply and Gas & Energy areas, only increases in the Intersegment Revenues and in the COGS.

Statement of Other Operating Revenues (Expenses) 06.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners						(1.070)		(1.070)
Operating expenses with thermoelectric plants			(492)					(492)
Losses and contingencies related to legal proceedings	8	(292)	(13)	(28)	(11)	(46)		(382)
Institutional relations and cultural projects		(4)		(38)		(313)		(355)
Unscheduled stops at installations and production equipment	(84)	(58)						(142)
Contractual losses from ship-or-pay transport services					(68)			(68)
Result from hedge operations		(3)	94					91
Rent revenues				29				29

Others
	(120)	(102)	35	(39)	(8)	(217)	(140)	(591)

	(196)	(459)	(376)	(76)	(87)	(1.646)	(140)	(2.980)

Statement of Other Operating Revenues (Expenses) 06.30.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners						(640)		(640)
Operating expenses with thermoelectric plants			(186)					(186)
Losses and contingencies related to legal proceedings	(20)	(114)	(2)			(4)		(140)
Institutional relations and cultural projects		(3)		(33)		(219)		(255)
Unscheduled stops at installations and production equipment	(86)	(105)					55	(136)
Contractual losses from ship-or-pay transport services			(8)		(105)			(113)
Result from hedge operations		(150)	122					(28)
Rent revenues				20				20

Others
	(139)	(252)	(63)	(10)	83	45		(336)

	(245)	(624)	(137)	(23)	(22)	(818)	55	(1.814)

Consolidated Assets by Business Segment - 06.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	60.013	39.510	20.408	8.475	19.760	33.641	(16.230)	165.577

CURRENT ASSETS	5.213	20.973	3.344	4.787	5.590	17.402	(6.840)	50.469

CASH AND CASH EQUIVALENTS	1.322	1.145	722	238	1.354	12.414	-	17.195
OTHERS	3.891	19.828	2.622	4.549	4.236	4.988	(6.840)	33.274
NON-CURRENT ASSETS	4.389	1.596	1.168	940	863	14.024	(9.045)	13.935

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	758	-	758
MARKETABLE SECURITIES	361	5	-	2	106	992	(519)	947
OTHERS	4.028	1.591	1.168	938	757	12.274	(8.526)	12.230
FIXED ASSETS	50.411	16.941	15.896	2.748	13.307	2.215	(345)	101.173

Consolidated Assets by Business Segment - 03.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	63.008	37.210	19.498	8.372	21.846	36.072	(18.675)	167.331

CURRENT ASSETS	8.214	19.200	3.228	4.703	6.358	17.117	(6.532)	52.288

CASH AND CASH EQUIVALENTS	2.303	1.240	642	347	1.686	11.410	-	17.628
OTHERS	5.911	17.960	2.586	4.356	4.672	5.707	(6.532)	34.660
NON-CURRENT ASSETS	4.063	1.612	2.091	974	785	16.693	(11.798)	14.420

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	752	-	752
MARKETABLE SECURITIES	360	5	-	3	1	1.413	(589)	1.193
OTHERS	3.703	1.607	2.091	971	784	14.528	(11.209)	12.475
FIXED ASSETS	50.731	16.398	14.179	2.695	14.703	2.262	(345)	100.623

Consolidated Results – International Business Area - 06.30.2005

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	13.267	3.231	3.990	490	5.323	(6.541)	19.760

Income Statement
Net Operating Revenues	2.642	2.664	1.084	1.233	3	(2.179)	5.447

Intersegments	1.541	1.473	161	3	-	(2.179)	999
Third Parties	1.101	1.191	923	1.230	3	-	4.448
Operating Profit (Loss)	1.204	139	205	(42)	(251)	(7)	1.248
Net Income (Loss)	513	112	190	(34)	(258)	(4)	519

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (03/31/2005)	14.207	3.527	4.321	624	5.654	(6.487)	21.846

Income Statement (06/30/2004)
Net Operating Revenues	2.645	3.033	1.111	1.335	49	(2.629)	5.544

Intersegments	1.558	1.635	182	15	-	(2.629)	761
Third Parties	1.087	1.398	929	1.320	49	-	4.783
Operating Profit (Loss)	1.067	213	252	(128)	(185)	(33)	1.186
Net Income (Loss) (1)	427	177	189	(87)	(415)	(33)	258

(1)	Net Operating Revenues and the COGS relative to the year 2004 were reclassified between the International segment and the Supply segment regarding offshore operations that were being allocated to the International segment. Considering that the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these segments.

PETROBRAS SYSTEM	Appendices

1. Changes in the Oil and Alcohol Accounts

R$ Million
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004
749	752	692	Initial Balance	749	689
			Initial Balance
-	-	4	Compensation to Petrobras	-	4
3	6	3	Intercompany Lending Charges	9	6
-	-	50	Normalizations - GTI *	-	50

752	758	749	Final Amount	758	749

OFFSET OF ACCOUNTS WITH THE GOVERNMENT

By means of Official Document Number 11/2004, of June 23, 2004, the Integrated Audit Commission ANP/STN presented the final audit report certifying and homologating the amount in the petroleum and alcohol account and enabling the offseting of accounts between Petrobras and the government. This is now underway.

As per Law Number 10,742 of October 6, 2003, the offset of accounts with the government should have occurred by June 30, 2004. Petrobras, after having furnished all the information required by the National Treasury Secretary – STN, is in discussion with the Ministry of Mines and Energy – MME, seeking to equalize the disparities that still exist between the parties in an effort to conclude the offset of accounts with the government, as per Provisionary Measure Number 2,181-45, dated August 24, 2001.

On July 2, 2004, the government made a deposit in the amount of R$ 172 million, equivalent to National Treasury Notes – H Series (NTNs-H) that were issued in favor of PETROBRAS to guarantee payment of the amount due in relation to the petroleum and alcohol account, as they matured on June 30, 2004. Of this amount, R$ 8 million was available to PETROBRAS , and the remaining amount of R$ 165 million was placed in an open account in favor of the Company as a blocked deposit linked to the STN order. The amount of the account may be paid through the issue of National Treasury bonds in a value equal to the final amount of the account rectification or with other amounts that PETROBRAS may owe to the federal government, including tax amounts or a combination of the foregoing options.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES - 2Q05/1Q05 VARIATION
MAIN IMPACTS

R$ Million

	Holding	Consolidated

. FX effect on net operating revenues related to international businesses, after	-	(993)
eliminations from Consolidated results
. Effect of adjustments to billing prices in the internal market	604	604
. Effect of sales prices in the domestic market	1.071	1.071
. Effect of prices on export revenues	(211)	(211)
. Effect of volumes sold on export revenues	1.969	1.969
. Others	106	22

Total	3.539	2.462

COST OF GOODS SOLD 2Q05/1Q005 VARIATION
MAIN IMPACTS

R$ Million

	Holding	Consolidated
. FX effect on sales related to international businesses, after eliminations from
Consolidated results	-	813
. FX effect, international prices or oil production on government take in Petrobras'
COGS	(444)	(444)
. Effect of personnel and third-party expenses on Petrobras' cost of goods sold	(66)	(66)
. Impact of oil and oil product imports on cost of goods sold (volume x price)	(219)	(219)
. Impact of volumes sold (domestic markets) on cost of goods sold	(562)	(562)
. Impact of volumes sold (export) on cost of goods sold	(988,00)	(988,00)
. Others	(200)	37

Total	(2.479)	(1.429)

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured by the generation of taxes, charges and current social contributions, totaled R$ 20.497 million in 1H-2005.

R$ million
	Second Quarter				First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Economic Contribution - Country
3.717	3.571	3.880	(8)	Value Added Tax (ICMS)	7.288	6.988	4
1.780	1.862	1.871	-	CIDE (1)	3.642	3.900	(7)
2.425	2.475	3.139	(21)	PASEP/COFINS	4.900	5.824	(16)
2.089	1.630	1.634	-	Income Tax & Social Contribution	3.719	3.249	14
464	484	369	31	Others	948	807	17

10.475	10.022	10.893	(8)	Subtotal	20.497	20.768	(1)

1.007	758	1.102	(31)	Economic Contribution - Foreign	1.765	2.009	(12)

11.482	10.780	11.995	(10)	Total	22.262	22.777	(2)

(1)	CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO (CONTRIBUTION OF INTERVENTION IN ECONOMIC DOMAIN).

4. Government Take

R$ million
	Second Quarter				First Half
1Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Country
1.305	1.580	1.121	41	Royalties	2.885	2.230	29
1.582	1.658	1.362	22	Special Participation	3.240	2.412	34
19	15	26	(42)	Surface Rental Fees	34	43	(21)

2.906	3.253	2.509	30	Subtotal	6.159	4.685	31

134	148	161	(8)	Foreign	282	286	(1)

3.040	3.401	2.670	27	Total	6.441	4.971	30

The government stake in the country increased 31% in 1H-2005 over the same period of 2004, reflecting the 32% increase in the reference price for domestic oil, which reached the average price of US$ 36.12 (US$ 27.44 in 2004).

5. Reconciliation of Shareholders’ Equity and Consolidated Net Income

	R$ Million

	Shareholders' Equity	Result
. According to Petrobras information as of June 30, 2005	71.877	9.806
. Profit from sales of products in affiliated company inventories	(275)	(275)
. Reversal of profits on inventory in previous years	-	185
. Capitalized interest	(391)	46
. Absorption of negative Shareholders' Equity in affiliated companies (*)	(237)	273
. Other eliminations	(874)	(84)

. According to consolidated information as of June 30, 2005	70.100	9.951

* As per CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of Petrobras in 1H-2005, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

6. Dividends and Interest on Own Capital

On June 17, 2005, the Board of Directors approved a distribution of remuneration to shareholders in the form of interest on own capital, as set forth in Article 9 of Law 9,249/95 and Decree Numbers 2,673/98 and 3,381/00. The R$ 2.194 million amount to be distributed corresponds to a gross value of R$ 2,00 per ordinary and preferred share and is being provisioned in the financial statements of June 30, 2005, to be paid out until January 31, 2006, based on the shareholder position on June 30, 2005.

As per the terms of Decree Numbers 2,673/98 and 3,381/00, if payment occurs after December 31, 2005, variation in the SELIC rate will be applied, from December 31, 2005 to the date of the effective payment. This interest on own capital must be discounted from the remuneration to be distributed at the end of 2005, and is subject to a 15% (fifteen per cent) withholding income tax, except for the shareholders that declare that they are exempt or immune.

7. Petrobras Stock Split

The General Extraordinary Assembly, which met on July 22, 2005, deliberated and approved: a stock split representing 300% of the existing shares comprising the Company’s corporate capital, resulting in the free distribution of 3 (three) new same-type shares for each 1 (one) share, based on the shareholder position on August 31, 2005. Thus, the corporate capital in the amount of R$ 32.896 million will be divided into 4,386 million shares without nominal value on September 1, 2005, with 2,537 million in ordinary shares and 1,849 million in preferred shares, and the relationship between the American Depositary Receipts (ADR) and the shares corresponding to each type will be altered from the current “one share per one ADR”, to “four shares per one ADR”.

8. Activity of Petrobras Shares and ADRs

Nominal Valuation
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004
10.33%	3.24%	-11.79%	Petrobras ON	13.91%	1.90%
6.18%	4.02%	-9.58%	Petrobras PN	10.45%	1.19%
11.06%	17.99%	-16.21%	ADR- Level III - ON	31.05%	-4.00%
6.24%	19.68%	-14.69%	ADR- Level III - PN	27.15%	-5.48%
1.58%	-5.86%	-4.49%	IBOVESPA	-4.37%	-4.89%
-2.59%	-2.18%	0.75%	DOW JONES	-4.71%	-0.18%
-8.10%	2.89%	2.69%	NASDAQ	-5.45%	2.22%

The book value of a Petrobras share on June 30, 2005 reached R$ 65,55.

9. Exchange Rate Exposure

The exchange rate exposure of the Petrobras System is measured as per the following table:

Assets	R$ Million

	6/30/2005	3/31/2005

Current Assets	18.780	19.218

Cash and Cash Equivalents	6.626	7.392
Other Current Assets	12.154	11.826

Non-current Assets	3.221	3.977

Fixed Assets	28.556	32.536

Investments	193	214
Property, Plant & Equipment	27.794	32.193
Other Fixed Assets	569	129

Total Assets	50.557	55.731

Liabilities	R$ Million
	6/30/2005	3/31/2005

Current Liabilities	16.061	17.277

Short-term Debt	7.656	9.535
Suppliers	5.277	5.089
Other Current Liabilities	3.128	2.653
Long-term Liabilities	35.637	40.160

Long-term Debt	34.104	38.469
Other Long-term Liabilities	1.533	1.691

Total Liabilities	51.698	57.437

Net Liabilities in Reais	(1.141)	(1.706)

(+) Investment Funds - Exchange	4.465	5.112
(-) FINAME Loans - Dollar-indexed Reais	678	834

Net Assets in Reais	2.646	2.572

Net Assets in Dollars	1.126	965

Exchange Rate (1)	2,3504	2,6662

(1)	Considers the conversion of the value in reais by the dollar sell rate on the closing date of the period (6.30.2005 – R$ 2,3504 and 3.31.2005 – R$ 2,6662).

Includes Company amounts abroad that do not influence expenses related to exchange rate variations.

PETROBRAS	Financial Statements

Income Statement - Controller

R$ Million
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004
31.355	35.426	28.722	Gross Operating Revenues	66.781	54.468
(8.789)	(9.321)	(8.115)	Sales Deductions	(18.110)	(15.663)

22.566	26.105	20.607	Net Operating Revenues	48.671	38.805
(12.052)	(14.531)	(11.526)	Cost of Goods Sold	(26.583)	(21.235)

10.514	11.574	9.081	Gross Profit	22.088	17.570
			Operating Expenses
(1.626)	(1.702)	(1.260)	Sales, General & Administrative	(3.328)	(2.337)
(185)	(291)	(219)	Cost of Prospecting, Drilling & Lifting	(476)	(489)
(193)	(222)	(178)	Research & Development	(415)	(314)
(107)	(102)	(402)	Taxes	(209)	(590)
(1.502)	(1.620)	(1.267)	Others	(3.122)	(2.108)
			Net Financial Expense
525	107	1.068	Income	632	1.538
(579)	(587)	(521)	Expense	(1.166)	(1.059)
218	(4.776)	2.085	Monetary & Foreign Exchange Correction - Assets	(4.558)	2.395
(336)	3.854	(2.476)	Monetary & Foreign Exchange Correction - Liabilities	3.518	(2.899)

(172)	(1.402)	156		(1.574)	(25)
916	87	683	Gains from Investment in Subsidiaries	1.003	1.147

7.645	6.322	6.594	Operating Profit	13.967	12.854
(152)	(64)	(90)	Non-operating Income (Expense)	(216)	(130)
(2.386)	(1.559)	(2.122)	Income Tax & Social Contribution	(3.945)	(4.295)

5.107	4.699	4.382	Net Income (Loss)	9.806	8.429

Balance Sheet - Controller

Assets	R$ Million
	6/30/2005	3/31/2005

Current Assets	35.359	34.179

Cash and Cash Equivalents	11.495	10.020
Accounts Receivable	8.811	7.665
Inventories	10.978	11.118
Others	4.075	5.376

Non-Current Assets	39.008	46.797

Petroleum & Alcohol Account	758	752
Subsidiaries, Controlled Companies & Affiliates	28.980	36.748
Ventures under Negotiation	1.275	1.242
Advances to Suppliers	715	899
Advance for Pension Plan	1.178	1.258
Deferred Taxes and Social Contribution	941	971
Others	5.161	4.927

Fixed Assets	64.876	59.762

Investments	18.368	15.197
Property, Plant & Equipment	46.024	44.110
Deferred	484	455

Total Assets	139.243	140.738

Liabilities	R$ Million
	6/30/2005	3/31/2005

Current Liabilities	42.365	45.151

Short-Term Debt	1.249	1.321
Suppliers	25.524	26.161
Taxes & Social Contribution Payable	6.187	7.479
Dividends / Interest on Own Capital	2.193	2.009
Project Finance and Joint Ventures	4.777	4.734
Pension Fund Obligations	354	379
Others	2.081	3.068

Long-Term Liabilities	25.001	26.216

Long-Term Debt	7.659	8.539
Subsidiaries & Controlled Companies	2.145	3.335
Pension Fund Obligations	1.266	935
Health Care Benefits	5.891	5.538
Deferred Taxes & Social Contribution	5.839	5.553
Others	2.201	2.316

Shareholders’ Equity	71.877	69.371

Corporate Capital	33.235	33.235
Reserves	28.836	31.029
Net Income	9.806	5.107

Total Liabilities	139.243	140.738

Cash Flow Statement - Controller

				R$ Million
	Second Quarter			First Half
1Q-2005	2005	2004		2005	2004
5.107	4.699	4.382	Net Income (Loss)	9.806	8.429
632	(904)	5.643	(+) Adjustments	(272)	2.151

902	915	884	Depreciation & Amortization	1.817	1.646
(4)	(5)	(57)	Petroleum & Alcohol Account	(9)	(60)
1.430	(2.456)	4.622	Supply of Oil and Oil Products Abroad	(1.026)	2.814
(501)	552	(633)	Charges on Financing and Affiliated Companies	51	(852)
(1.195)	90	827	Other Adjustments	(1.105)	(1.397)
5.739	3.795	10.025	(=) Net Cash Generated by Operating Activities	9.534	10.580
3.224	3.327	2.512	(-) Cash used for Cap.Expend.	6.551	5.084

2.163	2.241	2.297	Investment in E&P	4.404	3.840
594	475	732	Investment in Refining & Transport	1.069	1.339
413	427	24	Investment in Gas and Energy	840	42
95	186	(161)	Structured Projects Net of Advance	281	102
-	(297)	(560)	Dividends	(297)	(560)
(41)	295	180	Other Investments	254	321

2.515	468	7.513	(=) Net Cash Flow	2.983	5.496
4.075	(1.007)	9.041	(-) Cash used in Financing Activities	3.068	10.123

(1.560)	1.475	(1.528)	(=) Cash Generated in the Period	(85)	(4.627)

11.580	10.020	17.124	Cash at the Beginning of Period	11.580	20.223
10.020	11.495	15.596	Cash at the End of Period	11.495	15.596

Statement of Added Value - Controller

	R$ Million
	First Half
Description	2005	2004
Gross Operating Revenue from Sales & Services and Other	66.816	54.565
Raw Materials Used	(5.093)	(6.759)
Products for Resale	(2.605)	(2.038)
Materials, Energy, Services & Others	(10.332)	(6.321)

Value Added Generated	48.786	39.447

Depreciation & Amortization	(1.817)	(1.646)
Participation in Subsidiaries, Amortization of Goodwill	1.003	1.147
Financial Income Net of Associated Companies	100	2.255

Total Distributable Value Added	48.072	41.203

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	3.139	2.154
Government Entities
Taxes, Fees and Contributions	21.855	19.828
Government Participation	6.159	4.685
Income Tax / Deferred Social Contribution	947	1.241

	28.961	25.754
Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	6.166	4.866
Shareholders
Dividends	-	-
Net Income in the Period	9.806	8.429

	9.806	8.429

PETROBRAS S.A

http: //www.petrobras.com.br/ri/english

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.